                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                            Phoenix Technologies Ltd.
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    719153108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 2 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,531,425
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,531,425
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,531,425
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 3 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC         20-0870632
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  291,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              291,700
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    291,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 4 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC         37-1484525
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,823,125
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,823,125
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,823,125
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 5 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.       13-3937658
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,823,125
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,823,125
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,823,125
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 6 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.        13-3946794
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,823,125
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,823,125
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,823,125
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 7 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,823,125
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,823,125
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,823,125
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 8 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,823,125
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,823,125
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,823,125
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 9 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,823,125
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,823,125
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,823,125
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 10 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,823,125
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,823,125
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,823,125
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 11 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN MUTCH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100,000
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 12 of 19 Pages
-----------------------                                   ----------------------

     The  following  constitutes  Amendment  No. 1  ("Amendment  No.  1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

     The final paragraph of Item 2(a) is hereby amended and restated as follows:

          Each of the  foregoing  is  referred  to as a  "Reporting  Person" and collectively  as the  "Reporting  Persons." As of June 22, 2006,  the  Reporting
Persons  were the  beneficial  owners of, in the  aggregate,  1,923,125  Shares, representing approximately 7.6% of the Shares presently outstanding. Each of the
Reporting  Persons is party to that certain Joint Filing  Agreement,  as further described in Item 6.  Accordingly,  the  Reporting  Persons are hereby  filing a joint Schedule 13D.

     The first paragraph of Item 3 is hereby amended and restated as follows:

          The Shares  purchased by Starboard and Parche were  purchased with the working capital of such entities  (which may, at any given time,  include margin loans made by brokerage firms in the ordinary course of business) in open market purchases,  except as  otherwise  noted,  as set forth in  Schedule  A, which is incorporated by reference herein.  The aggregate  purchase cost of the 1,823,125
Shares   beneficially  owned  in  the  aggregate  by  Starboard  and  Parche  is approximately $10,198,630, excluding brokerage commissions. The Shares purchased by Mr. Mutch were purchased with personal funds. The aggregate  purchase cost of the 100,000  Shares  owned by Mr.  Mutch is  approximately  $542,000,  excluding brokerage commissions.

     Item 5 is hereby amended and restated as follows:

          The aggregate percentage of Shares reported owned by each person named herein is based upon 25,341,554 Shares outstanding, which is the total number of
Shares  outstanding  as reported in the Issuer's  Quarterly  Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2006.

 A.       Starboard

     (a)  As of June 22, 2006, Starboard beneficially owned 1,531,425 Shares.

          Percentage: Approximately 6.0%

     (b)  1. Sole power to vote or direct  vote: 1,531,425
          2. Shared  power to vote or direct vote: 0
          3. Sole power to dispose or direct the  disposition: 1,531,425
          4. Shared power to dispose or direct the disposition: 0

     (c)  The number of Shares  acquired by Starboard since June 14, 2006 is set forth in Schedule A and is incorporated by reference.

 B.       Parche

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 13 of 19 Pages
-----------------------                                   ----------------------

     (a)  As of June 22, 2006, Parche beneficially owned 291,692 Shares.

          Percentage: Less than 1%

     (b)  1. Sole  power to vote or  direct  vote: 291,700
          2. Shared  power to vote or direct vote: 0
          3. Sole power to  dispose  or direct  the  disposition: 291,700
          4. Shared power to dispose or direct the disposition: 0

     (c)  The number of Shares  acquired  by Parche  since June 14,  2006 is set forth in Schedule A and is incorporated by reference.

 C.       Admiral Advisors

     (a)  As of June 22, 2006,  as the  investment  manager of Starboard and the managing member of Parche,  Admiral  Advisors may be deemed the beneficial owner of (i)  1,531,425  Shares  owned by Starboard  and (ii) 291,700  Shares owned by
Parche.

          Percentage: Approximately 7.2%

     (b)  1. Sole power to vote or direct  vote: 1,823,125
          2. Shared  power to vote or direct vote: 0
          3. Sole power to dispose or direct the  disposition: 1,823,125
          4. Shared power to dispose or direct the disposition: 0

     (c)  Admiral  Advisors  did not enter into any  transactions  in the Shares since June 14,  2006.  The  transactions  in the Shares  since June 14,  2006 on behalf of Starboard and Parche,  which,  except as otherwise noted,  were all in the open market, are set forth in Schedule A, and are incorporated by reference.

 D.       Ramius

     (a)  As of June 22, 2006,  as the sole member of Admiral  Advisors,  Ramius may be deemed the  beneficial  owner of (i) 1,531,425  Shares owned by Starboard and (ii) 291,700 Shares owned by Parche.

          Percentage: Approximately 7.2%

     (b)  1. Sole power to vote or direct vote: 1,823,125
          2. Shared  power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 1,823,125
          4. Shared power to dispose or direct the disposition: 0

     (c)  Ramius did not enter into any  transactions  in the Shares  since June
14,  2006.  The  transactions  in the Shares  since  June 14,  2006 on behalf of
Starboard and Parche are set forth in Schedule A, and are incorporated herein by reference.

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 14 of 19 Pages
-----------------------                                   ----------------------

E.        C4S

     (a)  As of June 22,  2006,  as the  managing  member of Ramius,  C4S may be deemed the beneficial  owner of (i) 1,531,425 Shares owned by Starboard and (ii)
291,700 Shares owned by Parche.

          Percentage: Approximately 7.2%

     (b)  1. Sole power to vote or direct vote: 1,823,125
          2. Shared  power to vote or direct vote: 0
          3. Sole power to dispose or direct the  disposition: 1,823,125
          4. Shared power to dispose or direct the disposition: 0

     (c)  C4S did not enter into any  transactions  in the Shares since June 14,
2006. The  transactions in the Shares since June 14, 2006 on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

 F.       Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

     (a)  As of June 22,  2006,  as the  managing  members  of C4S,  each of Mr.
Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i)  1,531,425  shares  owned by Starboard  and (ii) 291,700  Shares owned by
Parche.  Each of Messrs.  Cohen,  Stark,  Solomon and Strauss  share  voting and dispositive  power with respect to the Shares  owned by Starboard  and Parche by virtue of their shared  authority  to vote and dispose of such  Shares.  Messrs.
Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

          Percentage: Approximately 7.2%

     (b)  1. Sole power to vote or direct vote: 0
          2. Shared power to vote or direct vote: 1,823,125
          3. Sole power to dispose or direct the disposition: 0
          4. Shared power to dispose or direct the disposition: 1,823,125

     (c)  None of Mr. Cohen,  Mr. Stark, Mr. Strauss or Mr. Solomon have entered into any transactions in the Shares since June 14, 2006. The transactions in the
Common Stock since June 14, 2006 on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

 G.       Mr. Mutch

     (a)  As of June 22, 2006, Mr. Mutch beneficially owned 100,000 Shares.

          Percentage: Less than 1%

     (b)  1. Sole power to vote or direct vote: 100,000
          2. Shared power to vote or direct vote: 0

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 15 of 19 Pages
-----------------------                                   ----------------------

          3. Sole power to dispose or direct the disposition: 100,000
          4. Shared power to dispose or direct the disposition: 0

     (c)  Mr. Mutch has not acquired Shares since June 14, 2006.

     (d)  No person other than the Reporting  Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from,  or proceeds from the sale of, such shares of the Common Stock.

     (e)  Not applicable.

     Item 7 is hereby amended to add the following exhibit:

          4. Power of Attorney for John Mutch, dated March 11, 2005.

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 16 of 19 Pages
-----------------------                                   ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:   June 23, 2006

STARBOARD VALUE AND                        ADMIRAL ADVISORS, LLC
OPPORTUNITY MASTER FUND LTD.               By: Ramius Capital Group, L.L.C., its
                                           managing member

PARCHE, LLC
By: Admiral Advisors, LLC, its managing    RAMIUS CAPITAL GROUP, L.L.C.
member                                     By: C4S & Co., L.L.C.,
                                            as managing member

                                           C4S & CO., L.L.C.

                           By:  /s/ Jeffrey M. Solomon
                               ---------------------------
                            Name: Jeffrey M. Solomon
                           Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
-----------------------------------
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

/s/ Jeffrey C. Smith
-------------------------------------
Jeffrey C. Smith, as attorney-in-fact for John Mutch

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 17 of 19 Pages
-----------------------                                   ----------------------

SCHEDULE A
----------

               Transactions in the Shares Since June 14, 2006
               --------------------------------------------------

Shares of Common Stock              Price Per                        Date of
      Purchased                     Share($)                         Purchase
      ---------                     --------                         --------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                ------------------------------------------------

       131,124                       5.7125                           6/15/06
         8,400                       5.7416                           6/19/06
         3,482                       5.7500                           6/21/06
        16,800                       4.0900                           6/22/06
        71,400                       4.0000                           6/22/06

                                   PARCHE, LLC
                                   -----------

        24,976                       5.7125                           6/15/06
         1,600                       5.7416                           6/19/06
           663                       5.7500                           6/21/06
         3,200                       4.0900                           6/22/06
        13,600                       4.0000                           6/22/06

                                   JOHN MUTCH
                                   ----------

                                      None

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 18 of 19 Pages
-----------------------                                   ----------------------

EXHIBIT INDEX
-------------

                              Exhibit                                    Page
                              -------                                    ----

1.       Joint Filing Agreement by and among  Starboard,  Parche,
         Admiral Advisors,  Ramius,  C4S, Mr. Cohen, Mr. Solomon,
         Mr. Stark,  Mr.  Strauss and John Mutch,  dated June 15,
         2006 (previously filed).                                         --

2.       Letter from  Admiral  Advisors to the Board of Directors
         of the Issuer, dated June 15, 2006 (previously filed).           --

3.       Power of Attorney  for Peter A. Cohen,  Morgan B. Stark,
         Thomas W.  Strauss and Jeffrey M.  Solomon,  dated March
         11, 2005 (previously filed).                                     --

4.       Power of Attorney for John Mutch, dated June 23, 2006.           19

-----------------------                                   ----------------------
CUSIP No. 719153108                   13D                    Page 19 of 19 Pages
-----------------------                                   ----------------------

                                POWER OF ATTORNEY

      The  undersigned  hereby  appoints  Jeffrey  C.  Smith his true and lawful attorney-in  fact and agent to execute and file with the Securities and Exchange
Commission  any  Schedule  13D,  Schedule  13G, any  amendments  thereto and any related  documentation  which  may be  required  to be filed  in his  individual
capacity  as  a  result  of  the  undersigned's   beneficial  ownership  of,  or
participation  in a group with  respect to,  securities  directly or  indirectly beneficially owned by Ramius Capital Group, L.L.C. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform  each and  every  act and  thing  which he might or could do in  person, hereby  ratifying and  confirming all that said  attorney-in-fact  and agent may lawfully do or cause to be done by virtue  hereof.  The  authority of Jeffrey C.
Smith  under  this  Power  of  Attorney  shall  continue  with  respect  to  the undersigned until the undersigned is no longer required to file Schedule 13Ds or
Schedule 13Gs unless revoked earlier in writing.

Date: June 23, 2006

/s/ John Mutch
---------------------------------
John Mutch